UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

           ------------------------------------------

                          SCHEDULE 13D

                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934
                       WESTWOOD ONE, INC.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          961-815-10-7
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         March 25, 2002
     (Date of Event which Requires Filing of this Statement)


          --------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                             Page 2 of 20 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Infinity Network Inc.
-------------------------------------------------------------
                    I.R.S. Identification No. 52-1859471
-------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-------------------------------------------------------------

/  / (b)
-------------------------------------------------------------

(3)  SEC Use Only
-------------------------------------------------------------

(4)  Sources of Funds (See Instructions)        N/A
-------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).

-------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-------------------------------------------------------------

Number of         (7)  Sole Voting Power
Shares                                        ------------
Beneficially      (8)  Shared Voting Power   17,000,000*
Owned by                                      ------------
Each              (9)  Sole Dispositive Power
Reporting                                     -------------
Person           (10) Shared Dispositive Power  17,000,000*
With
-------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares     (See Instructions)

-------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                          15.8%
-------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)    CO

-------------------------------------------------------------



* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 3 of 20 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Infinity Media Corporation
-------------------------------------------------------------

                    I.R.S. Identification No. 13-2766282
-------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-------------------------------------------------------------

/  / (b)
-------------------------------------------------------------

(3)  SEC Use Only
-------------------------------------------------------------

(4)  Sources of Funds (See Instructions)          N/A
-------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------

(6)  Citizenship or Place of Organization       Delaware

-------------------------------------------------------------
Number of         (7)  Sole Voting Power
Shares					     ---------------
Beneficially      (8)  Shared Voting Power     17,000,000*
Owned by				     ---------------
Each              (9)  Sole Dispositive Power
Reporting				     ---------------
Person            (10) Shared Dispositive Power 17,000,000*
With
-------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares      (See Instructions)

-------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                      15.8%
-------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)
                         CO
-------------------------------------------------------------




* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 4 of 20 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Infinity Broadcasting Corporation
-------------------------------------------------------------

                    I.R.S. Identification No. 13-4142467
-------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-------------------------------------------------------------

/  / (b)
-------------------------------------------------------------

(3)  SEC Use Only
-------------------------------------------------------------

(4)  Sources of Funds (See Instructions)                N/A
-------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).

-------------------------------------------------------------

(6)  Citizenship or Place of Organization       Delaware

-------------------------------------------------------------

Number of         (7)  Sole Voting Power
Shares					     ---------------
Beneficially      (8)  Shared Voting Power    17,000,000*
Owned by				     ---------------
Each              (9)  Sole Dispositive Power
Reporting				     ---------------
Person            (10) Shared Dispositive Power 17,000,000*
With
-------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares      (See Instructions)
-------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
 			15.8%
-------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)
			CO
-------------------------------------------------------------



* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 5 of 20 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Viacom INC.
-------------------------------------------------------------
                    I.R.S Identification No.  04-2949533
-------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-------------------------------------------------------------
/  / (b)
-------------------------------------------------------------

(3)  SEC Use Only
-------------------------------------------------------------

(4)  Sources of Funds (See Instructions)                N/A
-------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------

(6)  Citizenship or Place of Organization       Delaware
-------------------------------------------------------------

Number of         (7)  Sole Voting Power
Shares					     ---------------
Beneficially      (8)  Shared Voting Power       17,000,000*
Owned by				     ---------------
Each           	  (9)  Sole Dispositive Power
Reporting				     ---------------
Person            (10) Shared Dispositive Power  17,000,000*
  With
-------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

-------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                              15.8%
-------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)
			CO
-------------------------------------------------------------



* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 6 of 20 Pages


CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, Inc.
-------------------------------------------------------------

                    I.R.S Identification No.  04-3446887
-------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-------------------------------------------------------------
/  / (b)
-------------------------------------------------------------

(3)  SEC Use Only
-------------------------------------------------------------

(4)  Sources of Funds (See Instructions)                N/A
-------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------

(6)  Citizenship or Place of Organization       Delaware

-------------------------------------------------------------

Number of         (7)  Sole Voting Power
Shares					     ---------------
Beneficially      (8)  Shared Voting Power       17,000,000*
Owned by				     ---------------
Each              (9)  Sole Dispositive Power
Reporting				     ---------------
Person           (10) Shared Dispositive Power  17,000,000*
With
-------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
			15.8%
-------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)
			CO

-------------------------------------------------------------

* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 7 of 20 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    National Amusements, Inc.
-------------------------------------------------------------
                    I.R.S Identification No.  04-2261332
-------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-------------------------------------------------------------

/  / (b)
-------------------------------------------------------------

(3)  SEC Use Only
-------------------------------------------------------------

(4)  Sources of Funds (See Instructions)                N/A
-------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).

-------------------------------------------------------------

(6)  Citizenship or Place of Organization       Maryland

-------------------------------------------------------------
Number of        (7)  Sole Voting Power
Shares					     ---------------
Beneficially     (8)  Shared Voting Power       17,000,000*
Owned by				     ---------------
Each   		 (9)  Sole Dispositive Power
Reporting				     ---------------
Person           (10) Shared Dispositive Power  17,000,000*
With
-------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares    (See Instructions)

-------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
			15.8%
-------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)
 			CO
-------------------------------------------------------------


* Includes 1,000,000 shares underlying currently exercisable warrants.

                                             Page 8 of 20 Pages


 CUSIP No.     961-815-10-7

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Sumner M. Redstone
-------------------------------------------------------------
                    S.S. No.
-------------------------------------------------------------


(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-------------------------------------------------------------
/  / (b)
-------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------
 (4) Sources of Funds (See Instructions)                N/A
-------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------

(6)  Citizenship or Place of Organization       United States

-------------------------------------------------------------
Number of         (7)  Sole Voting Power
Shares					     ---------------
Beneficially      (8)  Shared Voting Power       17,000,000*
Owned by				     ---------------
Each              (9)  Sole Dispositive Power
Reporting				     ---------------
Person            (10) Shared Dispositive Power  17,000,000*
With
-------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,000,000*
-------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)

-------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
			15.8%
-------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)
			IN
-------------------------------------------------------------


* Includes 1,000,000 shares underlying currently exercisable warrants.

                                            Page 9 of 20 Pages
Item 1.   Security and Issuer.
          ------------------

               This Amendment No. 1 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000 (the "Schedule 13D") by Infinity Network Inc., and others, with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of Westwood One, Inc., a Delaware corporation ("Westwood" or the "Issuer") with its principal executive office located at 40 West 57th Street, New York, N.Y. 10019.

Item 2.     Identity and Background.
            ------------------------

     Item 2 is amended and restated in its entirety as follows:

          This Statement is filed by Infinity Network Inc. ("INI"), Infinity Media Corporation ("IMC"), Infinity Broadcasting Corporation ("IBC"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner
M. Redstone ("Mr. Redstone") (collectively, the "Reporting
Persons").

          INI, a Delaware corporation, has its principal executive office at 40 West 57th Street, New York, New York
10019. INI's principal business is radio broadcasting. 100% of the issued and outstanding stock of INI is owned by IMC.

          IMC, a Delaware corporation, has its principal executive office at 40 West 57th Street, New York, New York
10019. IMC's principal businesses are radio broadcasting and outdoor advertising. 100% of the issued and outstanding stock of IMC is owned by IBC.

          IBC, a Delaware corporation, has its principal executive office at 40 West 57th Street, New York, New York 10019. IBC's principal businesses are radio broadcasting and outdoor advertising. 100% of the outstanding stock of IBC is owned by Viacom.

          Viacom, a Delaware corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company. At March 22, 2002, approximately 68% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 11% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, was owned by NAIRI.

          NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main asset is its shares of Viacom Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of NAIRI. Sumner M. Redstone is the beneficial owner of 66-2/3% of the issued and outstanding shares of capital stock of NAI as a voting trustee of the Sumner M. Redstone Trust, and is the voting trustee of an additional 16-2/3% of the voting securities of NAI, held by the National Amusements, Inc. SER Voting Trust.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom.

                                      Page 10 of 20 Pages


          The executive officers and directors of INI, IMC, IBC, Viacom, NAIRI and NAI, as of March 22, 2002, are set forth on Schedules I through VI attached hereto, containing the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, none of the Reporting Persons or any person named in any of Schedules I through VI attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except for Jan Leschly, who is a Danish citizen, each person identified on Schedules 1 through VI attached hereto is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          --------------------------------------
          Item 5 is amended as follows:

          (a) and (b) INI is the direct owner, with shared dispositive and voting power, of 17,000,000 Common Shares, including 1,000,000 Common Shares underlying a currently exercisable warrant (the "Warrant"), or approximately 15.8% of the Issuer's issued and outstanding shares (based on 106,578,966
Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2001 and assuming full exercise of the Warrant).

          IMC, IBC, Viacom, NAIRI and NAI are each a beneficial owner with shared dispositive and voting power, of 17,000,000 Common Shares, including 1,000,000 Common Shares underlying the Warrant, or approximately 15.8% of the Issuer's issued and outstanding shares (based on 106,578,966 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2001 and assuming full exercise of the Warrant).

          As a result of his stock ownership in NAI, Mr. Sumner
M. Redstone is deemed the beneficial owner, with shared dispositive and voting power of 17,000,000 Common Shares, including 1,000,000 Common Shares underlying the Warrant or approximately 15.8% of the issued and outstanding Common Shares of the Issuer (based on 106,578,966 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2001 and assuming full exercise of the Warrant).

          Mr. Mel Karmazin is the beneficial owner of 1,948,200 Common Shares, including 1,896,000 Common Shares underlying currently exercisable stock options (the "Karmazin Options"), or approximately 1.8% of the Issuer's issued and outstanding Common Shares (based on 106,578,966 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2001 and assuming full exercise of the Karmazin Options).

                                          Page 11 of 20 Pages


          (c) On March 25, 2002, the Reporting Persons sold to the Issuer warrants for 1,000,000 Common Shares at $25.43 per underlying share.



Item 7.   Material to be Filed as Exhibits.
          -------------------------------

99        Joint Filing Agreement among Infinity Network Inc.,
          Infinity Media Corporation, Infinity Broadcasting
          Corporation, Viacom Inc., NAIRI, Inc., National
          Amusements, Inc. and Sumner M. Redstone.

                                        Page 12 of 20 Pages

                           Signatures
                           -----------


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


March 28, 2002


                                   Infinity Network, Inc.

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Infinity Media Corporation

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


				   Infinity Broadcasting Corporation

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
					Secretary


                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
					-----------------------
					Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

	                          By:  /s/ Sumner M. Redstone
					-----------------------
	                                  Sumner M. Redstone
                                          Chairman and Chief
					  Executive Officer



                                        /s/ Sumner M. Redstone
					-----------------------
					Sumner M. Redstone
                                        Individually

                                        Page 13 of 20 Pages

                           SCHEDULE I
			   ---------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                     Infinity Network, Inc.
		     ----------------------


DIRECTORS

Name and Business       Present Principal Occupation and
Address    	 	Address of Employment
---------------------	 -------------------------------
Michael D. Fricklas  	Executive Vice President, General
Viacom Inc.             Counsel  & Secretary
1515 Broadway           Viacom Inc.
New York, N.Y. 10036    1515 Broadway
                        New York, N.Y. 10036

Robert G. Freedline     Vice President and Treasurer
Viacom Inc.             Viacom Inc.
1515 Broadway           1515 Broadway
New York, N.Y. 10036    New York, N.Y. 10036


Susan C. Gordon         Vice President, Controller &
Viacom Inc.             Chief Accounting Officer
1515 Broadway           Viacom Inc.
New York, N.Y. 10036    1515 Broadway
                        New York, N.Y. 10036


EXECUTIVE OFFICERS

Name and Business 	Present Principal Occupation and
Address                 Address of Employment
---------------------	-----------------------------------
John Sykes              Chairman and Chief Executive Officer
Infinity Broadcasting   Infinity Radio operations
Corporation             Infinity Broadcasting Corporation
40 West 57th Street     40 West 57th Street
New York, N.Y. 10019    New York, N.Y. 10019

Daniel R. Mason         President, Infinity Radio
Infinity Radio          10220 River Road
10220 River Road        Potomac, MD 20854
Potomac, MD 20854

Michael D. Fricklas     Executive Vice President, Secretary
Viacom Inc.             & General Counsel
1515 Broadway           Viacom Inc.
New York, NY 10036      1515 Broadway
                        New York, N.Y. 10036

Richard J. Bressler     Sr. EVP & Chief Financial Officer
Viacom Inc. 		Viacom Inc.
1515 Broadway		1515 Broadway
New York, NY 10036	New York, NY 10036

                                       Page 14 of 20 Pages


                           Schedule II
			   -----------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                   Infinity Media Corporation
		   -------------------------


DIRECTORS

Name and Business 	   Present Principal Occupation and
Address                    Address of Employment
---------------------	   -----------------------------------
Michael D. Fricklas        Executive Vice President, General
Viacom Inc.                Counsel & Secretary
1515 Broadway              Viacom Inc.
New York, N.Y. 10036       1515 Broadway
                           New York, N.Y. 10036

Robert G. Freedline        Vice President and Treasurer
Viacom Inc.                Viacom Inc.
1515 Broadway              1515 Broadway
New York, N.Y. 10036       New York, N.Y. 10036

Susan C. Gordon            Vice President, Controller &
Viacom Inc.                Chief Accounting Officer
1515 Broadway              Viacom Inc.
New York, N.Y. 10036       1515 Broadway
                           New York, N.Y. 10036


EXECUTIVE OFFICERS

Name and Business 	   Present Principal Occupation and
Address                    Address of Employment
---------------------	   -----------------------------------
John Sykes                 Chairman and Chief Executive Officer
Infinity Broadcasting      Infinity Radio operations
Corporation                Infinity Broadcasting Corporation
40 West 57th Street        40 West 57th Street
New York, N.Y. 10019       New York, N.Y. 10019

Daniel R. Mason            President, Infinity Radio
Infinity Radio             10220 River Road
10220 River Road           Potomac, MD 20854
Potomac, MD 20854

Michael D. Fricklas        Executive Vice President, Secretary
Viacom Inc.                & General Counsel
1515 Broadway              Viacom Inc.
New York, NY 10036         1515 Broadway
                           New York, N.Y. 10036

Richard J. Bressler        Sr. EVP & Chief Financial Officer
Viacom Inc. 		   Viacom Inc.
1515 Broadway		   1515 Broadway
New York, NY 10036	   New York, NY 10036

                                             Page 15 of 20 Pages

                          Schedule III
			  ------------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                Infinity Broadcasting Corporation
		---------------------------------

DIRECTORS

Name and Business 	Present Principal Occupation and
Address                 Address of Employment
---------------------	-----------------------------------
Michael D. Fricklas     Executive Vice President, General Counsel
Viacom Inc.             & Secretary
1515 Broadway           Viacom Inc.
New York, N.Y. 10036    1515 Broadway
                        New York, N.Y. 10036

Robert G. Freedline     Vice President and Treasurer
Viacom Inc.             Viacom Inc.
1515 Broadway           1515 Broadway
New York, N.Y. 10036    New York, N.Y. 10036

Susan C. Gordon         Vice President, Controller &
Viacom Inc.             Chief Accounting Officer
1515 Broadway           Viacom Inc.
New York, N.Y. 10036    1515 Broadway
                        New York, N.Y. 10036

EXECUTIVE OFFICERS

Name and Business 	Present Principal Occupation and
Address                 Address of Employment
---------------------	-----------------------------------
Mel Karmazin            Chairman, Infinity Broadcasting
Viacom Inc.             Corporation
1515 Broadway           President & Chief Operating Officer
New York, N.Y. 10036    Viacom Inc.
                        40 West 57th Street
                        New York, N.Y. 10019

John Sykes              Chairman and Chief Executive Officer
Infinity Broadcasting   Infinity Radio Operations
Corporation             Infinity Broadcasting Corporation
40 West 57th Street     40 West 57th Street
New York, N.Y. 10019    New York, N.Y. 10019

Daniel R. Mason         President, Infinity Radio
Infinity Radio          10220 River Road
10220 River Road        Potomac, MD 20854
Potomac, MD 20854

Michael D. Fricklas     Executive Vice President, Secretary
Viacom Inc.             & General Counsel
1515 Broadway           Viacom Inc.
New York, NY 10036      1515 Broadway
                        New York, N.Y. 10036

Richard J. Bressler     Sr. EVP & Chief Financial Officer
Viacom Inc.             Viacom Inc.
1515 Broadway           1515 Broadway
New York, NY 10036      New York, NY 10036

                                        Page 16 of 20 Pages


                           SCHEDULE IV
			   -----------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                           VIACOM INC.
			   ----------

DIRECTORS

Name and Business 	   Present Principal Occupation and
Address                    Address of Employment
---------------------	   -----------------------------------
David Andelman                Attorney
Lourie and Cutler             Lourie and Cutler
60 State Street               60 State Street
Boston, MA  02109             Boston, MA  02109

George S. Abrams              Attorney
Winer & Abrams                Winer & Abrams
60 State Street               60 State Street
Boston, MA 02109              Boston, MA  02109

George H. Conrades            Chairman and Chief Executive Officer of
AKAMAI Technologies           AKAMAI Technologies
500 Technology Square         AKAMAI Technologies
Cambridge, MA 02139           500 Technology Square
                              Cambridge, MA 02139

Philippe P. Dauman            Co-Chairman and CEO of DND Capital
DND Capital Partners, LLC     Partners LLC
9 West 57th  St.              DND Capital Partners, LLC
New York, N.Y. 10019          9 West 57th St.
                              New York, N.Y. 10019

William H. Gray III           President and Chief Executive Officer
The College Fund/UNCF         of The College Fund/UNCF
8260 Willow Oaks Corporate    The College Fund/UNCF
Drive                         8260 Willow Oaks Corporate Drive
Fairfax, VA 22031             Fairfax, VA 22031

Mel Karmazin                  President & Chief Operating Officer
Viacom Inc.                   Viacom Inc.
1515 Broadway                 1515 Broadway
New York, NY 10036            New York, NY 10036

Jan Leschly                   Chairman and CEO
Care Capital LLC              Care Capital LLC
Princeton Overlook 1          Care Capital LLC
100 Overlook Center           Princeton Overlook 1
and Route,                    100 Overlook Center and Route,
Suite 102                     Suite 102
Princeton, NJ 08540           Princeton, NJ 08540

David T. McLaughlin           Chairman and Chief Executive Officer of
Orion Safety Products         Orion Safety Products
46 Newport road               Orion Safety Products
New London, NH 03257          46 Newport Road
                              New London, NH 03257

                                        Page 17 of 20 Pages
                           SCHEDULE IV
			   -----------
                           (Continued)


                           VIACOM INC.
                           ----------

DIRECTORS (continued)

Name and Business 	    Present Principal Occupation and
Address                     Address of Employment
---------------------	     -----------------------------------
Ken Miller                    Independent Financial Advisor
c/o Paul, Weiss, Rifkind,     c/o Paul, Weiss, Rifkind, Wharton &
Wharton & Garrison            Garrison
1285 Avenue of the Americas   1285 Avenue of the Americas
New York, N.Y. 10019          New York, N.Y. 10019

Leslie Moonves                President and Chief Executive Officer
Viacom Inc.                   of CBS Television
1515 Broadway                 CBS Television
New York, NY 10036            7800 Beverly Blvd.
                              Los Angeles, CA 90036

Brent D. Redstone             Director of National Amusements, Inc.
c/o Showtime Networks Inc.    National Amusements, Inc.
1633 Broadway                 200 Elm Street
New York, NY  10019           Dedham, MA  02026

Shari Redstone                President of National Amusements, Inc.
National Amusements, Inc.     and Executive Vice President
200 Elm Street                 of NAIRI, Inc.
Dedham, MA  02026             National Amusements, Inc.
                              200 Elm Street
                              Dedham, MA  02026

Sumner M. Redstone            Chairman & CEO, National
Viacom Inc.                   Amusements, Inc.;
1515 Broadway                 Chairman & Chief Executive Officer
New York, NY 10036            Viacom Inc.
                              1515 Broadway
                              New York, NY 10036

Fredric V. Salerno            Vice Chairman and CFO, Verizon
Verizon Communications        Communications
1095 Avenue of the Americas   Verizon Communications
New York, NY 10036            1095 Avenue of the Americas
                              New York, NY  10036

William Schwartz              Counsel
Cadwalader Wickersham & Taft  Cadwalader Wickersham & Taft
100 Maiden Lane               100 Maiden Lane
New York, N.Y. 10038          New York, N.Y. 10038

Ivan Seidenberg               President and Chief Executive Officer
Verizon Communications        of Verizon Communications
1095 Avenue of the Americas   Verizon Communications
New York, NY 10036            1095 Avenue of the Americas
                              New York, NY  10036

Patty Stonesifer              Co-Chair and President of
Bill and Melinda Gates        Bill and Melinda Gates Foundation
Foundation                    Bill and Melinda Gates
1551 Eastlake Ave. East       Foundation
Seattle, WA 98102             1551 Eastlake Ave. East
                              Seattle, WA 98102

Robert D. Walter              Chairman and Chief Executive Officer of
Cardinal Health, Inc.         Cardinal Health, Inc.
7000 Cardinal Place           Cardinal Health, Inc.
Dublin, OH 43017              7000 Cardinal Place
                              Dublin, OH 43017

                                           Page 18 of 20 Pages
                           SCHEDULE IV
			   -----------

                           (continued)

                           VIACOM INC.
			   ----------

EXECUTIVE OFFICERS

Name and Business 	      Present Principal Occupation and
Address                       Address of Employment
---------------------	     -----------------------------------
Sumner M. Redstone            Chairman & CEO, National
Viacom Inc.                   Amusements, Inc.;
1515 Broadway                 Chairman & Chief Executive Officer
New York, NY 10036            Viacom Inc.
                              1515 Broadway
                              New York, NY 10036

Mel Karmazin                  President & Chief Operating Officer
Viacom Inc.                   Viacom Inc.
1515 Broadway                 1515 Broadway
New York, NY 10036            New York, NY 10036

Richard J. Bressler           Sr. EVP, Chief Financial Officer
Viacom Inc.                   Viacom Inc.
1515 Broadway                 1515 Broadway
New York, NY 10               New York, NY  10036

Michael D. Fricklas           EVP, General Counsel and Secretary
Viacom Inc.                   Viacom Inc.
1515 Broadway                 1515 Broadway
New York, NY 10036            New York, NY  10036

Carl D. Folta                 Senior Vice President, Corporate
Viacom Inc.                   Relations
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

Carol Melton                  Senior Vice President, Government
Viacom Inc.                   Relations
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

William A. Roskin             Sr. VP, Human Resources and
Viacom Inc.                   Administration
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY  10036

Martin M. Shea                Senior Vice President, Investor
Viacom Inc.                   Relations
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

Robert G. Freedline           Vice President and Treasurer
Viacom Inc.                   Viacom Inc.
1515 Broadway                 1515 Broadway
New York, N.Y. 10036          New York, N.Y. 10036

Susan C. Gordon               Vice President, Controller & Chief
Viacom Inc.                   Accounting Officer
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

                                      Page 19 of 20 Pages


                           SCHEDULE V
			   -----------
               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                           NAIRI, Inc.
			   ----------

DIRECTORS

Name and Business 	      Present Principal Occupation and
Address                       Address of Employment
---------------------	      -----------------------------------
Sumner M. Redstone            Chairman & CEO, National
Viacom Inc.                   Amusements, Inc.;
1515 Broadway                 Chairman & Chief Executive Officer
New York, NY 10036            Viacom Inc.
                              1515 Broadway
                              New York, NY 10036

Shari Redstone                President of National Amusements, Inc.
National Amusements, Inc.     and Executive Vice President of
200 Elm Street                NAIRI, Inc.
Dedham, MA  02026             National Amusements, Inc.
                              200 Elm Street
                              Dedham, MA  02026


EXECUTIVE OFFICERS

Name and Business 	      Present Principal Occupation and
Address                       Address of Employment
---------------------	      -----------------------------------
Sumner M. Redstone            Chairman & CEO, National
Viacom Inc.                   Amusements, Inc.;
1515 Broadway                 Chairman & Chief Executive Officer
New York, NY 10036            Viacom Inc.
                              1515 Broadway
                              New York, NY 10036

Shari Redstone                President of National Amusements, Inc.
National Amusements, Inc.     and Executive Vice President of
200 Elm Street                NAIRA, Inc.
Dedham, MA  02026             National Amusements, Inc.
                              200 Elm Street
                              Dedham, MA  02026

Jerome Magner                 Vice President and Treasurer of
National Amusements, Inc.     National Amusements, Inc. and
200 Elm Street                NAIRI, Inc.
Dedham, MA  02026             National Amusements, Inc.
                              200 Elm Street
                              Dedham, MA  02026

Richard Sherman               Vice President of National Amusements,
National Amusements, Inc.     Inc. and NAIRI, Inc.
200 Elm Street                National Amusements, Inc.
Dedham, MA  02026             200 Elm Street
                              Dedham, MA  02026

                                      Page 20 of 20 Pages


                           SCHEDULE VI
			   ------------

	      Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                    NATIONAL AMUSEMENTS, INC.
		    ------------------------


DIRECTORS

Name and Business 	      Present Principal Occupation and
Address                       Address of Employment
---------------------	      -----------------------------------
Sumner M. Redstone            Chairman & CEO, National
Viacom Inc.                   Amusements, Inc.;
1515 Broadway                 Chairman & Chief Executive Officer
New York, NY 10036            Viacom Inc.
                              1515 Broadway
                              New York, NY 10036

Shari Redstone                President of National Amusements, Inc.
National Amusements, Inc.     and Executive Vice President of
200 Elm Street                NAIRA, Inc.
Dedham, MA  02026             National Amusements, Inc.
                              200 Elm Street
                              Dedham, MA  02026

George S. Abrams              Attorney
Winer & Abrams                Winer & Abrams
60 State Street               60 State Street
Boston, MA  02109             Boston, MA  02109

David Andelman                Attorney
Lourie and Cutler             Lourie and Cutler
60 State Street               60 State Street
Boston, MA  02109             Boston, MA  02109

Philippe P. Dauman            Co-Chairman and CEO of DND Capital
DND Capital Partners, LLC     Partners LLC
9 West 57th  St.              DND Capital Partners, LLC
New York, N.Y. 10019          9 West 57th St.
                              New York, N.Y. 10019

Brent D. Redstone             Director of National Amusements, Inc.
c/o Showtime Networks Inc.    National Amusements, Inc.
1633 Broadway                 200 Elm Street
New York, NY  10019           Dedham, MA  02026



EXECUTIVE OFFICERS

Name and Business 	     Present Principal Occupation and
Address                      Address of Employment
---------------------	     -----------------------------------
Sumner M. Redstone            Chairman & CEO, National
Viacom Inc.                   Amusements, Inc.;
1515 Broadway                 Chairman & Chief Executive Officer
New York, NY 10036            Viacom Inc.
                              1515 Broadway
                              New York, NY 10036

Shari Redstone                President of National Amusements, Inc.
National Amusements, Inc.     and Executive Vice President of
200 Elm Street                NAIRI, Inc.
Dedham, MA  02026             National Amusements, Inc.
                              200 Elm Street
                              Dedham, MA  02026

Jerome Magner                 VP and Treasurer of National
National Amusements, Inc.     Amusements, Inc., and NAIRI, Inc.
200 Elm Street                National Amusements, Inc.
Dedham, MA  02026             200 Elm Street
                              Dedham, MA  02026

Richard Sherman               Vice President of National Amusements,
National Amusements, Inc.     Inc. and NAIRI, Inc.
200 Elm Street                National Amusements, Inc.
Dedham, MA  02026             200 Elm Street
                              Dedham, MA  02026